SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 6 to
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                       Electronic Systems Technology, Inc.
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   0002858481
                                   ----------
                                 (CUSIP Number)


                       Vern D. Kornelsen, General Partner
                               EDCO Partners LLLP
              4605 Denice Drive, Englewood, CO 80111 (303) 796-9192
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 26, 2009
                                  ------------
                      (Date of Event Which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No. 0002858481                                    Page 2 of 3

     (1)  Names of Reporting Persons
          EDCO Partners LLLP

          I.R.S. Identification Nos. of Above Persons (entities only)
          84-1151470

     (2)  Check the Appropriate Box if a Member of a Group
          (a) [_]
          (b) [_]

     (3)  SEC Use Only

     (4)  Source of Funds
          Capital contributions of limited partners

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

     (6)  Citizenship or Place of Organization
          Colorado

Number of Shares           (7)    Sole Voting Power               420,923 Shares
Beneficially Owned
By Each Reporting          (8)    Shared Voting Power                   0 Shares
Person With
                           (9)    Sole Dispositive Power          420,923 Shares

                           (10)   Shared Dispositive Power              0 Shares

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 420,923 Shares

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

     (13) Percent of Class Represented by Amount in Row (11)   8.16%

     (14) Type of Reporting Person
          PN

Common Stock CUSIP No. 0002858481                                    Page 3 of 3


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person presently beneficially owns 420,923 Shares of Common Stock which represent approximately 8.16% of the 5,158,667 Shares of Common Stock outstanding as of December 31, 2008. The total number of Shares outstanding and the percentage held by the Reporting Person are based on the representations of the Issuer contained in the Form 10-K for the year ended December 31, 2008.

          Vern D. Kornelsen, who is listed in Item 2, does not beneficially own any shares of the Issuer.

     (b) The Reporting Person, acting through Vern D. Kornelsen, as the general partner, has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of the 420,923 Shares.

     (c) The Reporting Person purchased on the market 7,059 Shares of Common Stock of Electronic Systems Technology, Inc., on March 17, 2009, at .29368 per Share, and 7,200 Shares of Common Stock of Electronic Systems Technology, Inc., on various dates prior thereto, at an average price of .29368 per Share.

          On May 26, 2009, EDCO Partners LLLP transferred 82,516 shares of the Company to Henry E. Candler in exchange for all of his partnership interest in EDCO's Electronic Systems Technology, Inc. holding.

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



May 26, 2009

                                            EDCO PARTNERS LLLP



                                            /s/ Vern D. Kornelsen
                                            ---------------------
                                            Vern D. Kornelsen, General Partner